Exhibit 2.1

FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER

THIS FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER, is made and entered into as of the 23rd  day of July, 2020 (the “Amendment”) by and among PETROS PHARMACEUTICALS, INC., a Delaware corporation (“Parent”), PM MERGER SUB 1, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Parent (“Merger Sub 1”), PN MERGER SUB 2, INC., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Merger Sub 2” and, together with Merger Sub 1, the “Merger Subs”), NEUROTROPE, INC., a Nevada corporation (“Neurotrope”), and METUCHEN PHARMACEUTICALS LLC, a Delaware limited liability company (“Company”).

RECITALS

A.            The parties have entered into an Agreement and Plan of Merger dated as of May 17, 2020 (the “Merger Agreement”);

B.           Reference is made to that certain Employee Lease Agreement dated as of the date hereof by and among Neurotrope, the Company and Neurotrope Bioscience, Inc, a wholly owned subsidiary of Neurotrope (the “Employee Lease Agreement”).

C.       The Parties wish to amend the Merger Agreement to, among other things, modify certain definitions in the Agreement.

D.            The Merger Agreement may be amended by an instrument in writing signed on behalf of each of the parties with the approval of their respective boards of directors.

AGREEMENT

THEREFORE, in consideration of the foregoing recitals (which are incorporated as an integral part hereof), the mutual agreements of the parties set forth in the Merger Agreement, and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged), the parties hereby agree as follows:

1.       Defined Terms.  Capitalized terms used in this Amendment that are not otherwise defined shall have the meanings set forth in the Merger Agreement.

2.       Amendment to Section 2.1(b) of the Merger Agreement. Section 2.1(b) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

(b)	Conversion of Company Units. Subject to the other provisions of this Article II, each Company Unit issued and outstanding immediately prior to the Metuchen Effective Time shall be converted into (i) a number of validly issued, fully paid and non-assessable shares of Parent Common Stock equal to the quotient resulting from the formula of (A) 82,587,877 divided by (B) the number of Company Outstanding Units (the “Company Exchange Ratio”); provided, however, that if the Parties mutually agree, for Nasdaq listing purposes, then the Company Exchange Ratio may be adjusted, in which case any other ratios described herein that would be impacted by such change shall be proportionately adjusted and (ii) the right to receive a number of shares of Parent Common Stock, subject to and upon the conditions set forth in Section 2.9 (such shares referred to in clauses (i) and (ii), collectively, the “Company Merger Consideration”).

3.       Amendment to Section 2.9 of the Merger Agreement. A new Section 2.9 of the Merger Agreement is hereby added to read as follows:

Section 2.9 Earnout. Parent shall, subject to achievement of the targets set forth below, deposit earnout payments (the “Earnout Payments”) with the Exchange Agent for distribution to each unitholder of the Company prior to the Closing in accordance with such unitholder’s Earnout Pro Rata Percentage as follows:

(a)	If at any time following the Closing and prior to July 31, 2022, the Closing Price per share of Parent Common Stock is:

i.	greater than or equal to $1.8125 for a period of twenty (20) consecutive trading days, then the Earnout Payment shall be equal to 3,330,156 shares of Parent Common Stock (the “First Milestone Earnout Payment”);

ii.	greater than or equal to $2.175 for a period of twenty (20) consecutive trading days, then the Earnout Payment shall be equal to 3,330,156 shares of Parent Common Stock (the “Second Milestone Earnout Payment”);

iii.	greater than or equal to $2.5375 for a period of twenty (20) consecutive trading days, then the Earnout Payment shall be equal to 3,330,156 shares of Parent Common Stock (the “Third Milestone Earnout Payment”);

iv.	greater than or equal to $2.90 for a period of twenty (20) consecutive trading days, then the Earnout Payment shall be equal to 3,330,156 shares of Parent Common Stock (the “Final Milestone Earnout Payment,” collectively with the First Milestone Earnout Payment, the Second Milestone Earnout Payment and the Third Milestone Earnout Payment, the “Milestone Earnout Payments” and individually, a “Milestone Earnout Payment”).

(b)	For the avoidance of doubt, each Milestone Earnout Payment shall only be achievable and payable one time and upon achievement of such Milestone Earnout Payment, there shall be no further payments with respect to such Milestone Earnout Payment. For example, if the Closing Price per share of Parent Common Stock is greater than or equal to $1.8125 for twenty (20) consecutive trading days, the First Milestone Earnout Payment shall have been achieved. Subsequently, if the Closing Price per share of Parent Common Stock is below $1.8125 and then returns above $1.8125 for twenty (20) consecutive trading days, the First Milestone Earnout Payment shall not again be due and payable as such First Milestone Earnout Payment had been previously achieved and no further payments with respect to the First Milestone Earnout Payment shall be achievable following its initial achievement.

(c)	Notwithstanding anything herein to the contrary, in no event shall the sum of (i) the First Milestone Earnout Payment, (ii) the Second Milestone Earnout Payment, (iii) the Third Milestone Earnout Payment and (iii) the Final Milestone Earnout Payment be greater than 13,320,624 shares of Parent Common Stock.

(d)	Each and every reference to share prices and Parent Common Stock in this Agreement shall be subject to adjustment for reverse and forward stock splits, stock dividends, stock combinations and other similar transactions of the Parent Common Stock that occur after the date of this Agreement.

4.	Amendment to Section 9.2 of the Merger Agreement. Section 9.2 of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

9.2 Amendment. This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective boards of directors at any time prior to the Effective Times; provided, however, that, after approval of the Mergers by the Preferred Members Consent or the Neurotrope Stockholder Approval, as applicable, no amendment may be made which by Legal Requirements requires further approval by such stockholders without such further approval; provided, further, however, that for so long as there is at least one (1) Continuing Neurotrope Director on the Parent Board of Directors, the Continuing Neurotrope Directors shall have sole authority on behalf of Parent to approve any amendment to this Agreement on behalf of the Parent Board of Directors. In connection with the Continuing Neurotrope Directors exercise of their rights and duties pursuant to this Section 9.2, the Continuing Neurotrope Directors shall be permitted to hire counsel and advisors of its choosing and the payment of the fees and disbursements of such counsel and advisors shall be borne by Parent. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

5.       Amendment of Certain Definitions. The following definitions in the Merger Agreement are hereby amended and restated in their entirety to read as follows or added, as the case may be:

“Closing Price” means, for any date, the price determined by the first of the following clauses that applies: (a) if the Parent Common Stock is then listed or quoted on a Trading Market, the closing price of the Parent Common Stock for such date (or the nearest preceding date) on the Trading Market on which the Parent Common Stock is then listed or quoted as reported by Bloomberg L.P. (based on a trading day from 9:30 a.m. (New York City time) to 4:02 p.m. (New York City time)), (b) if OTCQB or OTCQX is not a Trading Market, the closing price of the Parent Common Stock for such date (or the nearest preceding date) on OTCQB or OTCQX as applicable, (c) if the Parent Common Stock is not then listed or quoted for trading on OTCQB or OTCQX and if prices for the Parent Common Stock are then reported in The Pink Open Market (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per share of the Parent Common Stock so reported, or (d) in all other cases, the fair market value of a share of Parent Common Stock as determined by an independent appraiser selected in good faith by the disinterested members of Parent’s Board of Directors.

“Continuing Neurotrope Directors” means Josh Silverman, Bruce Bernstein, Charles Ryan and Ivan Gergel.

“Earnout Pro Rata Percentage” means, with respect to a particular Company unitholder, a fraction (a) the numerator of which equals the Company Outstanding Units held by such unitholder immediately prior to the Metuchen Effective Time and (b) the denominator of which equals all Company Outstanding Units immediately prior to the Metuchen Effective Time. For purposes of determining a unitholder’s Earnout Pro Rata Percentage, no effect shall be given to any subsequent transfer by a unitholder prior to the Metuchen Effective Time of the right to receive any Earnout Payment, if any.

“Employee Lease Agreement” means that certain Employee Lease Agreement dated as of July 23, 2020, by and among Neurotrope, the Company and Neurotrope Bioscience, Inc., a wholly owned subsidiary of Neurotrope.

“Excess Cash” shall mean cash held by Neurotrope in excess of (i) the sum of (A) Twenty Million Dollars ($20,000,000) plus (B) the amount of gross proceeds to be retained by Neurotrope from any exercises of Neurotrope Warrants as set forth in Section 5.2(b); provided, however, that if any Neurotrope Warrants are exercised during the Pre-Closing Period, the proceeds of such exercised Neurotrope Warrants which would be retained by Parent and not distributed to SpinCo will be used to pay the Transaction Costs contemplated by this Agreement or reimburse either Neurotrope or the Company, as the case may be, for any Transaction Costs contemplated by this Agreement that have been paid prior to the Closing minus (ii) the sum of (A) any Fees (as defined in the Employee Lease Agreement) and (B) seventy-five percent (75%) of all investor relations and public relations fees reasonably incurred by Neurotrope and its Subsidiaries during the Pre-Closing Period. To the extent that the proceeds of any Neurotrope Warrants exercised during the Pre-Closing Period, if any, are inadequate to cover the aggregate Transaction Costs of each of Neurotrope and the Company, the balance of the unpaid Transaction Costs shall be borne fifty percent (50%) via a reduction in the Twenty Million Dollars ($20,000,000) to be retained by Parent and fifty percent (50%) via a reduction in the amount that would otherwise be distributed to SpinCo.

“Trading Market” means any of the following markets or exchanges on which the Parent Common Stock is listed or quoted for trading on the date in question: the NYSE MKT, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, or the New York Stock Exchange (or any successors to any of the foregoing).

6.       Effective Date of this Amendment.  This Amendment shall be effective when signed by the parties hereto.

7.       Reference to the Merger Agreement.  On and after the effective date of this Amendment, each reference in the Merger Agreement to “the Agreement,” “this Agreement,” “hereunder” and “hereof” or words of like import shall refer to the Merger Agreement, as further amended by this Amendment.  The Merger Agreement, as further amended by this Amendment, is, and shall continue to be, in full force and effect and is hereby in all respects ratified and confirmed.

8.       Governing Law.  This Amendment shall be construed in accordance with, and governed in all respects by, the internal laws of the State of New York (without giving effect to principles of conflicts of laws).

9.       Entire Agreement.  The Merger Agreement and the other agreements referred to therein, as further amended by this Amendment, set forth the entire understanding of the parties thereto relating to the subject thereof and hereof and supersede all prior agreements and understandings among or between any of the parties relating to the subject matter hereof or thereof.

10.    Counterparts.  This Amendment may be executed in several counterparts, each of which shall constitute an original and all of which, when taken together, shall constitute one agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have caused this FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER to be duly executed and effective as of the day and year first above written.

PETROS PHARMACEUTICALS, INC.

By:	/s/ John Shulman
Name: John Shulman
Title: Chief Executive Officer

PM MERGER SUB 1, LLC

By:	/s/ John Shulman
Name: John Shulman
Title: Authorized Officer

PN MERGER SUB 2, INC.

By:	/s/ John Shulman
Name: John Shulman
Title: Chief Executive Officer

NEUROTROPE, INC.,

By:	/s/ Charles Ryan
Name: Charles Ryan
Title: Chief Executive Officer

METUCHEN PHARMACEUTICALS, LLC

By:	/s/ John Shulman
Name: John Shulman
Title: Authorized Person

[Signature Page to First Amendment to Agreement and Plan of Merger]